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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number 28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)
Date: November 21, 2006	By \S\ Roland M. Larsen
President & CEO

SEC1815 (05-06)

Royal Standard Minerals Inc.	C.U.S.I.P. # 780919106 Listed: Standard & Poors TSX.V: RSM OTCBB: RYSMF

Royal Standard Minerals Announces Goldwedge Progress Update

Manhattan, Nevada -- November 8, 2006 -- Royal Standard Minerals Inc. (“Royal Standard”) [TSX.V: RSM] [OTCBB: RYSMF], which has 100% interests in eight advanced and exploration-stage projects in four districts in Nevada; is pleased to announce a progress update on the Goldwedge project located at Round Mountain in Manhattan.

Roland M. Larsen, President and CEO of Royal Standard comments: “We believe these zones may be developed into an area that represents the upper most, near surface portion of the gold system. Current plans are to develop this area and continue to advance the main decline. The Company core drill is currently drilling this zone between the A crosscut and the B decline. Plans also include adding a second contract core drill in late November 2006.” Prior news releases that address the gold grades and thicknesses within the area currently under development include the following: November 19 & 29, 2004; July 11 & 27, 2005; and March 20, 2006 (www.royal-standard.com).

Presently the primary spiral decline at Goldwedge is below the water table; therefore, there is a presence of water (less than 20gpm) that has slowed the advancement of the decline. Royal Standard has implemented a grouting program to control the water and is securing the necessary permits from the Nevada Department of Environmental Protection (“NDEP”) that will allow for additional water storage and disposal on the surface as part of an underground water-pumping program to compliment the grouting program.

During Royal Standard’s third quarter, mining and delivering gold mineralized material to the gravity plant has been occurring. The rate of gold concentrate produced has been affected by several variables including head grade and product through put (tons per day), equipment modifications, and water balancing issues within the plant. A stockpile of more than 70,000 tons of lower grade material has already been recovered during decline development and is being delivered to the plant as part of the testing process of the plant’s recovery system. This material will be crushed and transported to the leach pad. To-date Royal Standard has been processing low grade (0.03-0.05 opt., 1-1.6 gpt) feed to tune up the plant and to optimize plant efficiency (gold recovery). At the current head grade of 0.03-0.05 opt the rate of gold concentrate production may range from 10-20 ounces (300-600 ounces dore/month) of gross production per day, at our current feed grade and a production rate of 500 tons per day at an initial 70% estimated recovery. Presently the plant’s best operating day has been 350 tons per day. This rate has not been sustainable from day-to-day due to mechanical issues that have either been corrected or are presently being addressed.

A parameter that contributes to production of ounces per day from Royal Standard’s plant is head grade. The initial production rate target is to produce 50 ounces per day (1,500 ounces dore/month). This can be achieved by either increasing head grade at a production rate of 100-150 tons per day, a head grade of 0.4+ opt or with a throughput of 500 tons per day at a head grade of 0.1 opt gold head grade (assuming 100% recovery in each case) will achieve approximately 50 ounces per day of production. The intent is to improve the head grade slightly by blending some of the higher grade material with the lower grade stockpile and feed this material through the plant during the next 60 days. This objective will go hand in hand with a detailed sampling program to measure recovery rate at each phase of the plant before going to higher grade stockpiled material.

Royal Standard has proven that the current system can produce a high quality gold concentrate from the lower head grade feed material according to daily sampling results of head grades and table concentrate assay results by the in-house assay laboratory. Check assays for a portion of the assayed concentrates will be sent to Auric Metallurgical Laboratories in Salt Lake City, Utah. An update will be forthcoming when assay results are available. Relevant concerns towards achieving maximum gold recoveries within the plant with both the primary and secondary recovery circuits will also be addressed. Corrective measures will test for potential gold product loss areas identified through a careful sampling program of all product points inside and outside the plant.

About Royal Standard Minerals Inc.

Royal Standard Minerals Inc. is a precious metals exploration and property development company based in Reno, Nevada with 100% interest in eight advanced exploration-stage projects in Nevada. Present focus is on the following four properties: Goldwedge (Round Mountain, Manhattan), Railroad-Pinon (Carlin Trend), Fondaway Canyon and Como.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information, contact:

Roland Larsen President & CEO Royal Standard Minerals Inc. T. (775) 487-2454 F. (775) 487-2460 www.royal-standard.com	Tracy Weslosky or Fred Cowans Managing Partners pro-edge consultants inc. T. (416) 581-0177 Toll-Free 1 (866) 544-9622 info@pro-edge.com | www.pro-edge.com